EXHIBIT 99.79
                                                                -------------

                             MATERIAL CHANGE REPORT

1.       NAME AND ADDRESS OF REPORTING ISSUER:

         Advantage Energy Income Fund
         3100, 150 - 6th Avenue S.W.
         Calgary, Alberta
         T2P 3H7

2.       DATE OF MATERIAL CHANGE:

         November 3, 2004

3.       NEWS RELEASE:

         A press release announcing the material change was issued on November 3, 2004 for Canadian wide distribution through Canada Newswire.

4.       SUMMARY OF MATERIAL CHANGE:

         Advantage Energy Income Fund ("Advantage" or the "Fund") announced on November 3, 2004 that it has entered into an Arrangement Agreement (the "Arrangement") to acquire all of the outstanding shares of Defiant Energy Corporation ("Defiant"). As part of the Arrangement Defiant shareholders will also receive shares in a new exploration company ("Exploreco") which will be guided by the current Defiant management team. The transaction is expected to close in mid December, 2004.

         Advantage also announced that subject to the successful closing of the Arrangement on or before December 31, 2004, Advantage will increase the cash distribution by 12% to $0.28 per Unit for the month of January 2005. The distribution will be payable on February 15, 2005 to Unitholders of record at the close of business on January 31, 2005. The ex-distribution date will be January 27, 2005.

5.       FULL DESCRIPTION OF MATERIAL CHANGE:

         THE ACQUISITION
         ---------------

         Advantage announced on November 3, 2004 that it has entered into the Arrangement to acquire all of the outstanding shares of Defiant. As part of the Arrangement Defiant shareholders will also receive shares in a new Exploreco which will be guided by the current Defiant management team. The transaction is expected to close in mid December, 2004.

         Consideration for the acquisition is as follows:

         o Advantage will acquire all of the approximately 34.0 million fully diluted common shares of Defiant on the basis of one Defiant Share for 0.201373 of an Advantage Unit or $4.40 per share in cash, subject to a maximum cash consideration of $34 million. In lieu of Units, shareholders of Defiant may elect to receive exchangeable shares issued by Advantage Oil & Gas Ltd. subject to an aggregate limit of 1.5 million exchangeable shares. Advantage will assume Defiant's debt which was approximately $41.3 million at October 31, 2004.

         o For each share of Defiant, Defiant shareholders will also receive shares of the newly incorporated Exploreco, which will hold approximately 97,000 net acres of undeveloped land and the option to acquire approximately 120 boe/d of production from Advantage in the West Pembina area for $5.6 million.

         Current operational information in respect of Defiant includes the following:

         o Production of 3,450 boe/d is weighted 72% towards natural gas and 28% to light oil and NGLs.

         o Properties generate exceptional netbacks and have a Reserve Life Index in excess of 12 years.

         o Approximately 15.2 million boe of proven and probable reserves are being acquired based on independent engineering evaluations prepared by Sproule Associates Limited effective July 1, 2004 and August 1, 2004.

         o Asset base is highly concentrated consisting of three core areas located in central Alberta in close proximity to existing Advantage operations.

         o Approximately 90% of the production is operated, with four projects representing 85% of current production.

         Advantage's 2004 $100 million drilling and development program will be unaffected. However the Defiant properties will provide Advantage with additional low risk development opportunities for 2005.

         The boards of directors of Advantage and Defiant have unanimously approved the transaction. Waterous & Co. ("Waterous") advised Defiant and its board of directors.

         Waterous, financial advisor to Defiant, has provided Defiant's board of directors with its opinion that the consideration to be received by shareholders of Defiant is fair from a financial point of view. The Defiant board has concluded that the transaction is in the best interests of the shareholders and have resolved to recommend shareholders to vote in favour of the Arrangement. Defiant has also agreed to terminate any discussions with other parties, will not solicit any other transaction and will provide Advantage 48 hours right of first refusal notice. If the transaction between Defiant and Advantage is not completed under certain conditions, Advantage will receive a break fee of $5.5 million.

         DISTRIBUTION INCREASE
         ---------------------

         Advantage also announced that subject to the successful closing of the Arrangement on or before December 31, 2004, Advantage will increase the cash distribution by 12% to $0.28 per Unit for the month of January 2005. The distribution will be payable on February 15, 2005 to Unitholders of record at the close of business on January 31, 2005. The ex-distribution date will be January 27, 2005. The increased distribution represents an annualized yield of 16.4% based on the November 2, 2004 closing price of $20.54 per Unit.

6.       RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102.

         Not applicable.

7.       OMITTED INFORMATION:

         No information has been omitted.

8.       EXECUTIVE OFFICER:

         The name and business numbers of the executive officer of Advantage Oil & Gas Ltd., who is knowledgeable of the material change and this report is:

         Peter Hanrahan, Vice-President, Finance and Chief Financial Officer
         Telephone: (403) 781-8137
         Facsimile:  (403) 262-0723

Dated this 4th day of November, 2004 at the city of Calgary, in the province of Alberta.



                             ADVANTAGE ENERGY INCOME FUND,
                             by Advantage Oil & Gas Ltd.



                             Per:  "PETER HANRAHAN"
                             ---------------------------------
                             Peter Hanrahan
                             Vice President, Finance and Chief Financial Officer Advantage Oil & Gas Ltd.


cc:      Toronto Stock Exchange